For the period ended (a) 12/31/96
File number (c) 811-2992

                         SUB-ITEM 77 D

          Policies with Respect to Security Investments

     On October 30, 1996 the Fund's shareholders approved the following changes to the Fund's investment policies:

          Approval of an amendment of the Fund's fundamental investment restriction regarding investment in shares of other investment companies which would allow the Fund to invest up to 10% of its total assets in shares of other companies.

          Approval of an amendment of the Fund's investment restriction to permit an increase in the borrowing capabilities of the Fund which would allow the Fund to borrow up 33 1/3% of the value of its total assets.

          Approval of an amendment of the Fund's investment restriction to permit the Fund to use futures contracts and options thereon.

          Approval of the elimination of the Fund's investment restriction relating to the purchase of puts and calls.

          Approval of the elimination of the Fund's investment restriction limiting investment to only those securities described in the investment objectives and policies section of the prospectus and statement of additional information.

          Approval of an amendment to the Fund's investment restriction regarding the making of loans.